Exhibit 99.1

Kenon Holdings Reports Second Quarter 2015 Results

Singapore, September 8, 2015. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announces its results for the second quarter in 2015 as well as additional updates.

Key Highlights

•	On July 23, 2015, we completed the pro rata distribution in specie of our ordinary shares of Tower (NASDAQ and TASE: TSEM).

•	On August 31, 2015, IC Power Pte. Ltd., a wholly-owned subsidiary of ours, filed a Registration Statement on Form F-1 with the Securities and Exchange Commission.

•	IC Power’s net income attributable to controlling shareholder (Kenon) for the six months and three months ended June 30, 2015, as reported by IC Power, was $33 million and $17 million, respectively.[1]

•	IC Power’s Adjusted EBITDA for the six months and three months ended June 30, 2015, as reported by IC Power, was $175 million and $90 million, respectively.

•	IC Power’s results of operations this quarter were impacted by lower margins at OPC due in part to the lower tariffs published by the Israel Public Utilities Authority (Electricity) (PUAE) in January 2015, as OPC’s tariffs for customers are based on PUAE rates; the PUAE has announced further tariff reductions effective from September 2015.

•	IC Power continued to develop its assets in advanced stages of construction. As of June 30, 2015, CDA (a 510 MW hydro project in Peru), Samay I (a 600 MW thermoelectric project in Peru) and Kanan (a 92 MW thermal generation project in Panama) have invested $787 million, $268 million and $61 million, respectively, in their respective construction, and have completed 79%, 76% and 76% of these projects, respectively.

•	In Q2 2015, we and our JV partner Chery each provided a RMB400 million ($64 million) shareholder loan to Qoros; also in Q2, Kenon provided a back-to-back guarantee to Chery for RMB175 million ($28 million), plus up to RMB 30 million of related fees, in connection with Qoros’ drawdown of RMB350m ($56 million) under a long-term loan, which drawdown is guaranteed by Chery.

1.	IC Power’s net income attributable to Kenon for the six months and three months ended June 30, 2015, as reported by Kenon, was $60 million and $48 million, respectively; the amounts differ from amounts reported by IC Power as a result of the revision of certain provisions at IC Power, which were adjusted in IC Power’s Q1 and 2014 financial statements, but were not adjusted until Q2 2015 for Kenon. For further information, see “Business Developments – Decisions by the PUAE (Israel’s Power Regulator).”

Discussion of Results for the Three Months Ended 2015

Set forth below is a discussion of Kenon’s results of operations. Kenon’s consolidated results of operations essentially comprise the results of I.C. Power Ltd. (“IC Power”). The results of Qoros Automotive Co., Ltd. (“Qoros”), ZIM Integrated Shipping Ltd. (“ZIM”) and Tower Semiconductor Ltd. (“Tower”) are reflected under results from associates. For a summary of the net income contribution from Kenon’s subsidiaries and associated companies, see Appendix A.

IC Power

IC Power has identified as the reportable segments for its consolidated financial statements: Peru, Israel, Central America (which consists of Nicaragua, Guatemala, El Salvador and Panama) and Other, which reflects the results of the additional countries in which IC Power operates (Bolivia, Chile, the Dominican Republic, Jamaica and Colombia) and IC Power’s share in income from associated companies and holding company results.

See Appendix B for IC Power’s consolidated financial information. See Appendix C for the definition of IC Power’s Adjusted EBITDA, which is a non-IFRS financial measure, and for a reconciliation to IC Power’s net income. See Appendix D for summary financial information of IC Power’s subsidiaries for the six months ended June 30, 2015 and 2014. See Appendix E for summary financial information of IC Power’s segments for the six months ended June 30, 2015 and 2014 and the year ended December 31, 2014.

The following discussion of IC Power’s results of operations below is derived from IC Power’s consolidated financial statements (which reflect the certain adjustments described in Appendix B).

Revenues

IC Power’s revenues were $333 million for the three months ended June 30, 2015 as compared to $336 million for the three months ended June 30, 2014, reflecting a 1% year-on-year (“YoY”) decrease. See below a discussion of revenues by segment for the three months ended June 30, 2015 as compared to the three months ended June 30, 2014.

•	Peru – $117 million, compared to $102 million in the three months ended June 30, 2014, reflecting a 15% YoY increase, primarily as a result of an increase in the volume of energy sold by Kallpa this quarter to 1,592 GWh from 1,445 GWh in the three months ended June 30, 2014 and an increase in Kallpa’s revenue from transmission tolls this quarter to $21 million from $15 million in the three months ended June 30, 2014.

•	Israel – $69 million, compared to $93 million in the three months ended June 30, 2014, reflecting a 26% YoY decrease, primarily resulting from a decline in Israel’s PUAE generation component tariff in 2015, which forms the basis of OPC’s energy prices, and the strengthening of the U.S. Dollar against the New Israeli Shekel. OPC’s average price of energy sold decreased from $93 per MWh in the three months ended June 30, 2014 to $71 per MWh this quarter.

•	Central America – $97 million, compared to $87 million in the three months ended June 30, 2014, reflecting an 11% YoY increase, primarily a result of the acquisition and consolidation of Puerto Quetzal (Guatemala) in September 2014.

•	Other – $50 million, compared to $54 million in the three months ended June 30, 2014, reflecting a 7% YoY decrease, primarily as a result of the expiration of a PPA of CEPP (Dominican Republic), which reduced CEPP’s volumes and the prices at which it sold its energy. These effects were partially offset by an increase in revenues at JPPC (Jamaica), which IC Power started consolidating in May 2014.

Cost of Sales

IC Power’s cost of sales (excluding depreciation and amortization) was $234 million for the three months ended June 30, 2015 as compared to $244 million in the three months ended June 30, 2014, reflecting a 4% YoY decrease. See below a discussion of cost of sales by segment for the three months ended June 30, 2015 as compared to the three months ended June 30, 2014

•	Peru – $68 million, compared to $63 million in the three months ended June 30, 2014, reflecting a 8% YoY increase, primarily as a result of an $8 million increase in spot energy purchases to address Kallpa’s customers higher consumption and a $2 million increase in transmission charges. These increases were partially offset by a $4 million decline in gas costs as a result of Kallpa’s lower generation and a $2 million decrease in maintenance expenses.

•	Israel – $57 million, compared to $71 million in the three months ended June 30, 2014, reflecting a 20% YoY decrease, due to lower gas costs (as OPC’s gas costs are in part indexed to the PUAE tariff, which was lower in 2015) and the strengthening of the U.S. Dollar against the New Israeli Shekel. In addition, costs of sales in the three months ended June 30, 2014 included the effect of certain provisions that have subsequently been revised as discussed in Appendix B.

•	Central America – $77 million, compared to $72 million for the three months ended June 30, 2014, reflecting a 7% YoY increase, primarily as a result of the acquisition of Puerto Quetzal in September 2014.

•	Other – $34 million, compared to $39 million for the three months ended June 30, 2014, reflecting a 14% YoY decrease, primarily reflecting an $8 million decline in CEPP as a result of a decrease in spot energy purchases and fuel cost, which was partially offset by a $5 million increase in JPPC’s fuel and maintenance costs.

Adjusted EBITDA

IC Power’s Adjusted EBITDA was $90 million for the three months ended June 30, 2015 as compared to $74 million for the three months ended June 30, 2014, reflecting a 22% YoY increase, primarily as a result of the following (by segment):

•	Peru – an $8 million increase, primarily as a result of an increase in the volume of energy sold;

•	Israel – a $6 million decrease, primarily as a result of lower margins due to a weaker New Israeli Shekel against the US Dollar and lower PUAE tariffs in 2015, which resulted in a $24 million decline in revenues but only a $14 million decline in cost of sales; Adjusted EBITDA for the three months ended June 30, 2014 also included certain provisions that were subsequently revised (see Appendix B for further information);

•	Central America – a $2 million increase, primarily as a result of the acquisition of Puerto Quetzal, which increased the Adjusted EBITDA by $5 million, and was partially offset by a $2 million decline in ICPNH’s EBITDA, primarily as a result of higher maintenance expenses incurred during the three months ended June 30, 2015; and

•	Other – a $12 million increase, primarily as a result of a $3 million decline in legal expenses at Inkia, a $4 million dividend payment received from Edegel in the three months ended June 30, 2015, and a $4 million increase as a result of the acquisitions of JPPC (Jamaica) and Surpetroil (Colombia).

Net Income

IC Power’s net income was $21 million for the three months ended June 30, 2015 as compared to $16 million in the three months ended June 30, 2014, reflecting a 31% YoY increase, primarily as a result of the increase in its Adjusted EBITDA and the following:

•	$13 million decline in finance expenses, in part, as a result of a $95 million repayment of the capital notes owed to Israel Corporation Ltd. in June 2014; and

•	$6 million lower income tax expenses, primarily reflecting $8 million in withholding taxes in the three months ended June 30, 2014 related to dividends received by IC Power from Inkia.

The above effects were partially offset by the recognition in the three months ended June 30, 2014 of the $24 million gain on bargain-purchase recognized by IC Power from the acquisition of JPPC in 2014.

IC Power’s net income from continuing operations by segment for the three months ended June 30, 2015 as compared to the three months ended June 30, 2014 were as follows:

•	Peru – $15 million net income, compared to net income of $10 million in the three months ended June 30, 2014

•	Israel – $4 million net loss, compared to net income of $1 million in the three months ended June 30, 2014

•	Central America – $9 million net income, compared to net income of $5 million in the three months ended June 30, 2014

•	Other – $1 million net loss, compared to a net loss of $3 million in the three months ended June 30, 2014

Capital Expenditures

IC Power’s capital expenditures was $219 million in the three months ended June 30, 2015, primarily relating to the expenditures of CDA ($72 million), Samay I ($122 million) and Kanan ($11 million).

Qoros

Kenon recognizes 50% of Qoros’ results under “share in income from associates.” The discussion below reflects 100% of Qoros’ financial results and contains conversions of certain RMB amounts into U.S. Dollars at a rate of 6.2:1 RMB/U.S. Dollar.

See Appendix F for Qoros’ consolidated financial information.

Revenues

Qoros had revenues of RMB368 million ($59 million) for the three months ended June 30, 2015 as compared to RMB209 million ($34 million) for the three months ended June 30, 2014, reflecting a 76% YoY increase. Qoros sold 3,256 vehicles during the period (compared to 1,671 vehicles in Q2 2014), representing a 95% YoY increase in the number of vehicles sold.

Cost of Sales

Qoros’ costs of sales were RMB366 million ($59 million) for the three months ended June 30, 2015 as compared RMB187 million ($30 million) for the three months ended June 30, 2014, reflecting a 96% YoY increase, as a result of the increase in the number of vehicles sold as compared to Q2 2014.

Research and Development Expenses

Qoros continues to invest in the research and development of its next vehicle model scheduled for launch in early 2016, the Qoros 5 SUV, and the 2016 model year versions of the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. Qoros had research and development expenses of RMB72 million ($12 million) in the three months ended June 30, 2015

Selling and Distribution Expenses

Qoros had selling and distribution expenses of RMB150 million ($24 million) in the three months ended June 30, 2015 as compared to RMB208 million ($34 million) in the three months ended June 30, 2014, reflecting a 28% YoY decrease, as Qoros did not launch a marketing or advertising campaign during the first half of 2015.

Administration Expenses

Qoros had administration expenses of RMB147 million ($24 million) in the three months ended June 30, 2015 as compared to RMB168 million ($27 million) in the three months ended June 30, 2014, reflecting a 12% YoY decrease.

Finance Costs, Net

Qoros had finance costs of RMB93 million ($15 million) in the three months ended June 30, 2015 as compared to RMB29 million ($5 million) in the three months ended June 30, 2014 due to an increase in total debt outstanding.

Loss for the Period

As a result of the above, Qoros had a loss of RMB476 million ($77 million) in the three months ended June 30, 2015 as compared to RMB487 million ($79 million) in the three months ended June 30, 2014.

Capital Expenditures

Qoros had capital expenditures of RMB386 million ($62 million) in the three months ended June 30, 2015. During this period, Qoros made investments in its next SUV model and the 2016 model year versions of the Qoros 3 Sedan, the Qoros 3 Hatch, and the Qoros 3 City SUV.

ZIM

In the three months ended June 30, 2015, ZIM recorded operating income and net income attributable to the owners of ZIM of $42 million and $10 million, respectively, as compared to an operating loss and net loss attributable to the owners of ZIM of $9 million and $69 million, respectively, in the three months ended June 30, 2014. ZIM’s improved results, following its restructuring in July 2014, are primarily the result of a decrease in operating expenses (resulting, in part, from a decrease in bunker expenses) and a decline in ZIM’s financing expenses, which is partially offset by a decrease in revenues, primarily as a result of a decline in carried cargo (resulting, in part, from ZIM’s closure of a line from Asia to Northern Europe) and a decline in average revenue per TEU (twenty foot equivalent unit). ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Tower

On July 23, 2015, Kenon completed the pro rata distribution of 18,030,041 ordinary shares of Tower, marking one of the key steps in the implementation of Kenon’s strategy. The 18,030,041 ordinary shares distributed by Kenon represent all of the shares in Tower owned by Kenon, excluding the 1,669,795 shares in Tower underlying certain warrants held by Kenon.

Liquidity and Capital Resources

Kenon (Unconsolidated)

As of June 30, 2015, the total drawings outstanding under Kenon’s $200 million credit facility from Israel Corporation Ltd. was $110 million.

As of June 30, 2015, cash, gross debt, and net debt (a non-IFRS financial measure, which is defined as total debt minus cash) at Kenon (parent company) were $19 million, $113 million and $95 million, respectively.

IC Power

As of June 30, 2015, IC Power’s financial liabilities (excluding payables and derivative instruments) amounted to $2,514 million, cash, cash equivalents, short term deposits, including restricted cash of $621 million, and net financial liabilities (a non-IFRS financial measure, which is defined as financial liabilities minus monetary assets) amounted to $1,893 million.

Qoros

As of June 30, 2015, Qoros had loans and borrowings of RMB8.7 billion ($1.4 billion), including RMB3.0 billion ($484 million) of shareholder loans, and current cash and cash equivalents of RMB565 million ($91 million).

Business Developments

IC Power

Assets Under Construction

•	Update on assets in advanced stages of construction:

–	CDA

As of June 30, 2015, CDA has received proceeds of $547 million from the $591 million available debt facilities for this project.

As of June 30, 2015, CDA has invested an aggregate $787 million in the project and has completed 79% of the project, with 87% of the dam construction and 100% of the tunnel drilling completed.

CDA is expected to commence commercial operation by the middle of 2016 and has an estimated construction cost of $954 million.

–	Samay I

As of June 30, 2015, Samay I has received $252 million in proceeds from the $311 million financing facility obtained for this project.

As of June 30, 2015, Samay I has invested an aggregate $268 million in the project and has completed 76% of the project.

Samay I is expected to commenced commercial operation by the middle of 2016 and has an estimated construction cost of $380 million.

–	Kanan

As of June 30, 2015, Kanan has invested an aggregate $61 million in the project (including $40 million of intercompany expenses relating to Puerto Quetzal’s and CEPP’s sale of the barges to Kanan) and has completed 76% of the project.

Kanan is expected to commence commercial operation by the end of 2015 and has an estimated construction cost of $73 million (including $40 million of intercompany expenses relating to Puerto Quetzal’s and CEPP’s sale of the barges to Kanan).

•	On August 10, 2015, IC Power acquired Advanced Integrated Energy (“AIE”), which holds a conditional license for the construction of a 120 MW cogeneration natural gas power plant and will seek regulatory approval for licenses in respect of an additional 25 MW in Israel, for NIS 60 million (approximately $16 million). The project is in the advanced development stage and construction is expected to commence in early 2016. Based upon its initial assessment, IC Power expects that the total cost of completing the AIE plant (including the consideration for the acquisition of AIE and the construction cost of the power station) will be approximately $200 million. The AIE plant is expected to commence commercial operations in the second half of 2018.

•	Project pipeline: IC Power is currently assessing various projects in Israel and various Latin American countries, such as Chile, Colombia, Guatemala, Mexico, Peru, Panama, the Dominican Republic, and Nicaragua. These potential projects range in size from small-scale power facilities (e.g., less than 40 MW) to large-scale power facilities (e.g., approximately 550 MW) and utilize different fuels and technologies, including natural gas, hydroelectric, wind, and stranded gas. IC Power is also considering acquiring companies and assets in power generation and related businesses (e.g., transmission and distribution companies or assets). There is no guarantee that IC Power will proceed with any of the above-mentioned projects.

Decisions by the PUAE (Israel’s Power Regulator)

In August 2015, Israel’s Public Utilities Authority (the PUAE) published a decision that independent power producers (“IPPs”) in Israel would be obligated to pay system management service charges, retroactively from June 1, 2013. According to the PUAE decision, the amount of system management service charges that would be payable by OPC from the effective date to June 2015 is approximately NIS 152 million (approximately $40 million), not including interest rate and linkage costs. IC Power is considering the implications of this decision and may contest it. This decision has resulted in a revision in certain provisions that had been taken by OPC, and has resulted in adjustments to IC Power’s income statement. Specifically, IC Power’s cost of sales were adjusted downwards by $46 million and $6 million in the year ended December 31, 2014 and the three months ended March 31, 2015, respectively, resulting in a corresponding upward adjustment in IC Power’s Adjusted EBITDA in those periods. There was no adjustment to Kenon’s financials during those periods, but Kenon recognized a $52 million gain ($31 million for Kenon’s shareholders after tax effect) in the three months ended June 30, 2015 in connection with its revision of this provision in its financial statements for the three months ended June 30, 2015. For more information, see Appendix B.

In August 2015, the PUAE also published a notice for a hearing regarding tariff updates effective from September 9, 2015. Such tariffs reflect a decline in the generation component tariff from NIS 300.9 per MWh and NIS 301.5 per MWh to a single tariff of NIS 260.2 per MWh. OPC uses privately negotiated rates to sell electricity to customers under its PPAs, but such rates are expressed as a discount to the generation component included within the PUAE rate, so a decline in PUAE rates will result in a corresponding decline in OPC’s rates and, accordingly, its revenues. OPC’s main cost of sales is gas, and prices for the gas it consumes under its supply agreement with the Tamar Group are indexed in part to the PUAE generation component tariff and NIS/USD exchange rate. However, the supply agreement also contains a floor price and, as a result of previous declines in the PUAE generation component tariff, OPC will soon begin to pay the floor price, so the decline in the tariff will result in a greater decline in OPC’s margins.

Qoros

Car Sales

In the three months ended June 30, 2015, Qoros sold approximately 3,256 vehicles as compared to 2,488 vehicles sold in the three months ended March 31, 2015 and 1,671 vehicles in the three months ended June 30, 2014, representing an increase of 31% and 95%, respectively.

In the six months ended June 30, 2015, Qoros sold 5,744 vehicles as compared to 2,561 vehicles sold in the six months ended June 30, 2014

In July 2015, Qoros sold 1,230 cars

Dealerships

As of June 30, 2015, there were 81 Qoros dealerships (70 of which were operational), 12 additional dealerships under construction, and twenty three signed Memorandums of Understanding with respect to the development of 23 additional dealerships.

Qoros Brand Day

On August 19, 2015 Qoros held a Qoros Brand Day in its Changshu plant with approximately 120 media personnel, 100 car owners and Key Opinion Leaders, and 33 dealers in attendance. The Qoros Brand Day event served as the kick-off for a series of Qoros marketing campaigns focusing on its brand positioning and product line updates.

Qoros also launched the new 2016 model year versions of the Qoros 3 sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. Two additional trims are also being offered for each of the Qoros 3 Sedan and the Qoros 3 Hatch, which has extended Qoros’ pricing range to the RMB100,000 entry price.

Awards

In April 2015, the Qoros 3 Sedan was awarded a 5 plus star safety rating in the China – New Car Assessment Program (C-NCAP)’s 2015 crash test, and received the highest score ever in its 9-year history.

In July 2015, Qoros received a Connected Service Award at the 2015 China Auto Customer Care Award in recognition of the QorosQloud. Qoros was the only Chinese brand among the eight brands which received a 2015 China Auto Customer Care Award in July.

Shareholder Investments in Qoros and Guarantees of Qoros Bank Debt

In Q2 2015, Kenon and Chery each provided a RMB400 million ($64 million) shareholder loan to Qoros.

Also in Q2 2015, Kenon provided a back-to-back guarantee to Chery for RMB175 million ($28 million), plus up to RMB30 million of related fees, in connection with Qoros’ drawdown of RMB350m ($56 million) under a long-term loan, which drawdown is guaranteed by Chery.

Voluntarily Recall of Certain Vehicle Models

In July 2015, Qoros voluntarily recalled 6,736 vehicles as a result of information derived from frontal impact crash tests of new Qoros models under development, which suggested that certain Qoros vehicles already in production and in the market may have had safety belt pre-tensioner system crimping assembly process issues. Regarding customer safety as an absolute priority, Qoros decided to recall all vehicles within the scope of impact and to replace the front safety belt pre-tensioner free of charge, to eliminate any risk. As of the date of this release, Qoros has not received any field incidences or customer complaints related to this defect across any of its vehicles in the market.

China Vehicle Market Conditions

The overall passenger vehicle market in China continued to grow in the first half of 2015 with a 7% YoY growth rate and 8.97 million units sold during this period. The first quarter of 2015 experienced an 11% YoY growth rate, and the second quarter of 2015 experienced a 3% YoY growth rate. This growth was unevenly distributed by segment; sales in the C Sedan and Hatch segments decreased by 10% and 34% YoY, respectively, while sales in the SUV segment increased by 43% YoY. Some auto manufacturers are offering significant price reductions, discounts, and/or rebates, to stimulate purchases of their vehicles. In addition, as sales are generally lower during the summer, Qoros expects such price reductions to continue, and potentially escalate, during the third quarter of 2015.

Additionally, the Shanghai Composite Index has declined by more than 30% percent since mid-June and this decline in China’s stock market could further impact negatively consumption rates and the purchase of costly items, such as vehicles, throughout China. In light of current financial market and economic conditions in China, which could affect vehicle sales industry-wide in China, Qoros may find it challenging to so increase sales, and may even experience a decline in sales.

Qoros is evaluating appropriate measures to address the above market conditions. Qoros is also seeking to optimize its cost structure, and may undertake cost-cutting measures, including workforce optimizations, the downsizing of various departments and other measures to align its operations with its business plan.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on September 8, 2015. To participate, please call one of the following teleconferencing numbers:

US:	1-888-407-2553

UK:	0-800-917-9141

Israel:	03- 918-0644

International:	972-3-918-0644

The call will commence at 9:00am Eastern Time, 6:00am Pacific Time, 2:00pm UK Time, 4:00pm Israel Time and 9:00pm Singapore Time.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about tariffs published by the PUAE and the expected impact on OPC, the impact of recent PUAE draft and financial decisions on IC Power’s operations and financial results, the expected cost and expected timing of completion of IC Power’s construction projects and the expected timing of completion of AIE, which IC Power recently acquired, IC Power’s project pipeline, statements about China’s vehicle market and other non-historical matters, including statements about IC Power’s and Qoros’ expected operating results and trends. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to a failure by IC Power to complete the construction of its various power plants under construction on a timely basis, within expected budget or at all, develop or acquire any of the assets within its project pipeline, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC, and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246

Kenon Holdings Ltd

Unaudited condensed consolidated statements of financial position

	June 30 2015	December 31 2014
	$ Thousands
Current assets
Cash and cash equivalents	460,469	610,056
Short-term investments and deposits	209,089	226,830
Trade receivables, net	173,809	181,358
Other current assets	91,335	59,064
Income tax receivable	4,422	3,418
Inventories	56,784	55,335
Assets held for distribution	45,595	—

Total current assets	1,041,503	1,136,061

Non-current assets
Investments in associated companies	474,077	435,783
Deposits, loans and other receivables, including financial instruments	98,349	74,658
Deferred taxes, net	38,679	42,609
Property, plant and equipment, net	2,830,272	2,502,787
Intangible assets	148,702	144,671

Total non-current assets	3,590,079	3,200,508

Total assets	4,631,582	4,336,569

Kenon Holdings Ltd

Unaudited condensed consolidated statements of financial position, continued

	June 30 2015	December 31 2014
	$ Thousands
Current liabilities
Loans and debentures	158,025	161,486
Trade payables	148,021	144,488
Other payables, including derivative	106,824	114,165
Provisions	38,432	69,882
Income tax payable	4,535	6,766

Total current liabilities	455,837	496,787

Non-current liabilities
Loans	1,802,345	1,528,930
Debentures	679,805	686,942
Derivative instruments	18,738	21,045
Deferred taxes, net	148,732	130,983
Employee benefits	6,254	6,219
Other non-current liabilities	9,966	10,072

Total non-current liabilities	2,665,840	2,384,191

Total liabilities	3,121,677	2,880,978

Equity
Share capital	1,281,272	—
Parent company investment	—	1,240,727
Translation reserve	(1,489)	28,440
Capital reserve	10,003	(25,274)
Retained Earnings	7,499	—

Equity attributable to owners of the Company	1,297,285	1,243,893
Non-controlling interests	212,620	211,698

Total equity	1,509,905	1,455,591

Total liabilities and equity	4,631,582	4,336,569

Kenon Holdings Ltd

Unaudited condensed consolidated statements of profit or loss

	For the Six Months ended		For the Three Months ended
	June 30 2015	June 30 2014 *	June 30 2015	June 30 2014
	$ Thousands		$ Thousands
Revenue	655,247	661,343	333,089	336,518
Cost of sales and services (excluding depreciation)	(412,251)	(468,277)	(181,887)	(244,714)
Depreciation	(54,121)	(48,178)	(28,506)	(25,268)

Gross profit	188,875	144,888	122,696	66,536
Other income	6,540	6,518	6,016	4,142
Gain from bargain purchase	—	47,767	—	24,116
Dilution gains from reductions in equity interest held in associates	32,829	6,591	404	4,314
Selling, general and administrative expenses	(47,487)	(51,370)	(21,379)	(31,476)
Other expenses	(1,948)	(959)	(1,475)	(840)

Operating profit from continuing operations	178,809	153,435	106,262	66,792

Financing expenses	(61,326)	(46,757)	(35,612)	(24,871)
Financing income	13,283	1,652	5,077	1,232

Financing expenses, net	(48,043)	(45,105)	(30,535)	(23,639)

Share in net losses of associated companies, net of tax	(63,378)	(52,002)	(29,677)	(39,064)

Profit from continuing operations before income taxes	67,388	56,328	46,050	4,089
Tax expenses	(33,360)	(34,748)	(22,055)	(17,779)

Profit/(loss) for the period from continuing operations	34,028	21,580	23,995	(13,690)
Loss for the period from discontinued operations	—	(130,069)	—	(70,204)

Profit/(loss) for the period	34,028	(108,489)	23,995	(83,894)

Attributable to:
Kenon’s shareholders	17,218	(123,635)	12,698	(90,145)
Non-controlling interests	16,810	15,146	11,297	6,251

Profit/(loss) for the period	34,028	(108,489)	23,995	(83,894)

Basic/Diluted profit (loss) per share attributable to Kenon’s shareholders (in dollars):
Basic/Diluted profit (loss) per share	0.33	(2.32)	0.24	(1.69)
Basic/Diluted profit (loss) per share from continuing operations	0.33	(0.18)	0.24	(0.34)
Basic/Diluted loss per share from discontinued operations	—	(2.50)	—	(1.35)

*	Reflects adjustments in the consolidated statement of income and cash flows for the six months ended June 30, 2014 as a result of the completion of the fair value measurement related to the acquisitions by IC Power’s subsidiary Inkia Energy Limited of AIE Nicaragua Holdings, Surpetroil S.A.S. and AEI Jamaica Holdings, which occurred on March 12, 2104, March 28, 2014 and May 30, 2014, respectively.

Kenon Holdings Ltd

Unaudited condensed consolidated statements of cash flows

	For the Six Months ended		For the Three Months ended
	June 30, 2015	June 30, 2014 *	June 30, 2015	June 30, 2014 *
	$ Thousands
Cash flows from operating activities
Profit/(loss) for the period	34,028	(108,489)	23,995	(83,894)
Adjustments:			—	—
Depreciation and amortization	58,537	128,748	29,327	67,220
Gain on bargain purchase	—	(47,767)	—	(24,116)
Financing expenses, net	48,043	152,320	30,535	84,070
Share in losses of associated companies, net of tax	63,378	46,737	29,677	36,140
Gain from changes in interest held in associates	(32,829)	(2,277)	(404)	—
Other capital loss/(gains), net	3,471	(8,889)	3,327	(8,099)
Share-based payments	(1,336)	2,964	(683)	2,812
Taxes on income	33,360	44,483	22,055	21,347

	206,652	207,830	137,829	95,480
Change in inventories	(1,449)	(8,772)	2,670	703
Change in trade and other receivables	(9,811)	(32,538)	8,841	6,952
Change in trade and other payables	(29,966)	54,879	(16,165)	11,560
Change in provisions and employee benefits	(36,331)	25,324	(47,754)	14,337

	129,095	246,723	85,421	129,032
Income taxes paid, net	(19,983)	(43,764)	(10,660)	(23,023)
Dividends received from investments in associates	4,487	14,973	3,850	13,765

Net cash provided by operating activities	113,599	217,932	78,611	119,774

Kenon Holdings Ltd

Unaudited condensed consolidated statements of cash flows, continued

	For the Six Months ended		For the Three Months ended
	June 30, 2015	June 30, 2014 *	June 30, 2015	June 30, 2014 *
	$ Thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	221	17,298	193	4,720
Deposits and loans, net	23,641	(94,098)	(7,940)	(39,420)
Business combinations less cash acquired	—	(32,086)	—	(2,920)
Investment in associated company	(129,234)	(122,226)	(64,874)	(81,438)
Acquisition of property, plant and equipment**	(357,912)	(180,804)	(229,465)	(100,521)
Acquisition of intangible assets	(7,287)	(6,251)	(5,740)	(2,321)
Interest received	3,425	2,223	2,115	1,099
Payment of consideration retained	(2,800)	—	(2,800)	—
Payments for derivative investments used for hedging, net	—	876	—	1,001
Settlement of derivatives	—	(945)	—	(733)

Net cash used in investing activities	(469,946)	(416,013)	(308,511)	(220,533)

Cash flows from financing activities
Dividend paid to non-controlling interests	(4,254)	(9,208)	(2,510)	(5,600)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	5,310	17,248	5,310	8,032
Receipt of long-term loans and issuance of debentures	296,890	367,234	251,890	121,997
Repayment of long-term loans and debentures	(51,511)	(121,727)	(25,369)	(39,624)
Purchase of non-controlling interest	(20,000)	—	—	—
Short-term credit from banks and others, net	(5,631)	45,430	(4,177)	16,328
Contribution from parent company	34,271	122,651	—	76,172
Payments to parent company	—	(300,047)	—	(300,047)
Interest paid	(47,974)	(121,771)	(28,237)	(64,615)

Net cash provided by/(used in) financing activities	207,101	(190)	196,907	(187,357)

Decrease in cash and cash equivalents	(149,246)	(198,271)	(32,993)	(288,116)
Cash and cash equivalents at beginning of the period	610,056	670,910	—	159
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(341)	40	6,655	2,157

Cash and cash equivalents at end of the period	460,469	472,679	(26,338)	(285,800)

Significant non-cash investing transactions:
Acquisition of fixed assets under lease contract	—	(107,688)	—	(107,688)
Purchase of fixed assets on credit and others	(4,899)	(762)	3,629	7,252

Significant non-cash investing and financing activity during the period ended June 30, 2015 relating to transfer of certain business interests to Kenon Holdings Ltd from Israel Corporation Ltd and the issuance of common stock and reclassification of parent company investment in connection with the spin-off.

*	Reflects adjustments in the consolidated statement of income and cash flows for the six months ended June 30, 2014 as a result of the completion of the fair value measurement related to the acquisitions by IC Power’s subsidiary Inkia Energy Limited of AIE Nicaragua Holdings, Surpetroil S.A.S. and AEI Jamaica Holdings, which occurred on March 12, 2104, March 28, 2014 and May 30, 2014, respectively.

**	Mainly assets acquired by I.C. Power for the construction of projects in Cerro del Aguila and Samay facilities during the period ended June 30, 2015.

Segment Information

	I.C. Power*	Qoros**	Other	Adjustments	Total
	$ Thousands
For the six months ended June 30, 2015:
Sales to external customers	649,907	—	225	—	650,132
Intersegment sales	5,115	—	—	—	5,115

	655,022	—	225	—	655,247
Elimination of intersegment sales	(5,115)	—	—	5,115	—

Total sales	649,907	—	225	5,115	655,247

EBITDA	221,511	—	15,835	—	237,346

Depreciation and amortization	58,318	—	219	—	58,537
Financing income	(4,315)	—	(8,968)	—	(13,283)
Financing expenses	57,254	—	4,072	—	61,326
Other items:
Share in (income)/losses of associated companies	(116)	73,864	(10,370)	—	63,378

	111,141	73,864	(15,047)	—	169,958

Profit/(loss) before taxes	110,370	(73,864)	30,882	—	67,388
Taxes on income	33,360	—	—	—	33,360

Profit/(loss) for the period from continuing operations	77,010	(73,864)	30,882	—	34,028

*	The total assets and liabilities of I.C. Power are $4,049,894 thousand and $2,999,249 thousand at June 30, 2015, respectively.
**	Associated company

	I.C. Power*	Qoros**	Other	Adjustment	Total	Restatements***	Total
		$ Thousands
For the six months ended June 30, 2014:
Sales to external customers	654,776	—	—	—	654,776	—	654,776
Intersegment sales	6,567	—	—	—	6,567	—	6,567

	661,343	—	—	—	661,343	—	661,343
Elimination of intersegment sales	(6,567)	—	—	6,567	—	—	—

Total sales	654,776	—	—	6,567	661,343	—	661,343

EBITDA	170,972	—	(14,224)	—	156,748	(86)	156,662

Depreciation and amortization	49,782	—	566	—	50,348	646	50,994
Financing income	(1,719)	—	(9,623)	9,690	(1,652)	—	(1,652)
Financing expenses	54,417	—	800	(9,690)	45,527	1,230	46,757
Other items:
Share in (income)/losses of associated companies	(13,051)	68,413	(3,360)	—	52,002	—	52,002
Gain on bargain purchase	(38,818)	—	—	—	(38,818)	(8,949)	(47,767)

	50,611	68,413	(11,617)	—	107,407	(7,073)	100,334

Profit/(loss) before taxes	120,361	(68,413)	(2,607)	—	49,341	6,987	56,328
Taxes on income	34,878	—	(130)	—	34,748	—	34,748

Profit/(loss) for the period from continuing operations	85,483	(68,413)	(2,477)	—	14,593	6,987	21,580

Loss for the period from discontinued operations	—	—	(130,069)	—	(130,069)	—	(130,069)

*	The total assets and liabilities of I.C. Power are $3,504,322 thousand and $2,637,894 thousand at June 30, 2014, respectively.
**	Associated company
***	Reflects adjustments in the consolidated statement of income and cash flows for the six months ended June 30, 2014 as a result of the completion of the fair value measurement related to the acquisitions by IC Power’s subsidiary Inkia Energy Limited of AIE Nicaragua Holdings, Surpetroil S.A.S. and AEI Jamaica Holdings, which occurred on March 12, 2104, March 28, 2014 and May 30, 2014, respectively.

	I.C. Power	Qoros**	Other	Adjustments	Total
	$ Thousands
For the three months ended June 30, 2015:
Sales to external customers	330,835	—	—	—	330,835
Intersegment sales	2,254	—	—	—	2,254

	333,089	—	—	—	333,089
Elimination of intersegment sales	(2,254)	—	—	2,254	—

Total sales	330,835	—	—	2,254	333,089

EBITDA	142,007	—	(6,418)	—	135,589

Depreciation and amortization	29,239	—	88	—	29,327
Financing income	(2,755)	—	(869)	(1,453)	(5,077)
Financing expenses	34,159	—	—	1,453	35,612
Other items:
Share in (income)/losses of associated companies	(124)	38,104	(8,303)	—	29,677

	60,519	38,104	(9,084)	—	89,539

Profit/(loss) before taxes	81,488	(38,104)	2,666	—	46,050
Taxes on income	22,055	—	—	—	22,055

Profit/(loss) for the period from continuing operations	59,433	(38,104)	2,666	—	23,995

**	Associated company

	I.C. Power	Qoros**	Other	Adjustments	Total
	$ Thousands
For the three months ended June 30, 2014:
Sales to external customers	333,450	—	—	—	333,450
Intersegment sales	3,068	—	—	—	3,068

	336,518	—	—	—	336,518
Elimination of intersegment sales	(3,068)	—	—	3,068	—

Total sales	333,450	—	—	3,068	336,518

EBITDA	76,796	—	(7,070)	—	69,726

Depreciation and amortization	27,518	—	(468)	—	27,050
Financing income	(724)	—	(6,115)	5,607	(1,232)
Financing expenses	30,478	—	—	(5,607)	24,871
Other items:
Share in (income)/losses of associated companies	(3,689)	39,060	3,693	—	39,064
Gain on bargain purchase	(24,116)	—	—		(24,116)

	29,467	39,060	(2,890)	—	65,637

Profit/(loss) before taxes	47,329	(39,060)	(4,180)	—	4,089
Taxes on income	17,889	—	(110)	—	17,779

Profit/(loss) for the period from continuing operations	29,440	(39,060)	(4,070)	—	(13,690)

Loss for the period from discontinued operations	—	—	(70,204)	—	(70,204)

**	Associated company

Information Regarding Associated Companies

A. Carrying amounts of investments in associated companies

	As at June 30, 2015	As at December 31, 2014
	$ Thousands
ZIM	202,822	191,069
Tower	—	14,061
Qoros	262,339	221,038
Others	8,916	9,615

	474,077	435,783

B. Equity in the net earnings (losses) of associate companies

	For the six months ended		For the three months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	$ Thousands
ZIM	11,432	—	6,465	—
Tower	(798)	4,788	2,102	(3,230)
Qoros	(73,864)	(68,413)	(38,403)	(39,060)
Others	(148)	11,623	159	3,226

	(63,378)	(52,002)	(29,677)	(39,064)

Appendix A

Contribution of Principal Operations to Profit (attributable to Kenon’s shareholders)

	Six Months Ended June 30,		Three Months Ended June 30,
	2015	2014	2015	2014
	(in millions of USD)
Profit / (loss) attributable to Kenon’s shareholders	17	(124)	13	(90)

Contributions to Kenon’s income (loss) for the period
IC Power	60	79	48	26
Qoros	(74)	(68)	(38)	(39)
Tower	(1)	5	2	(3)
ZIM	11	(131)	6	(69)
Other	21	(9)	(5)	(5)

Appendix B

IC Power’s Consolidated Statement of Income (Unaudited)

	For the six month period ended June 30		For the three month period ended June 30
	2015	*2014	2015	*2014
	(in millions of USD)
Continuing Operations
Sales	655	661	333	336
Cost of sales (excluding depreciation and amortization)	(458)	(468)	(234)	(244)
Depreciation and amortization	(54)	(48)	(28)	(26)

Gross profit	143	145	71	66
General, selling and administrative expenses	(31)	(30)	(15)	(20)
Gain on bargain purchase	—	48	—	24
Measurement to fair value of pre-existing share	—	3	—	3
Other income, net	5	2	5	—

Operating income	117	168	61	73
Financing expenses, net	53	67	32	45
Share in income of companies, net of tax	—	2	—	1

Income before taxes from continuing operations	64	103	29	29
Taxes on income	(21)	(31)	(8)	(14)

Net income from continuing operations	43	72	21	15
Discontinued operations
Net income from discontinued operations, net of tax	—	7	—	1

Net income for the period	43	79	21	16

Attributable to:
Equity holders of the company	33	66	17	11
Non-controlling interest	10	13	4	5

Net income for the period	43	79	21	16

*	Reflects adjustments in the consolidated statement of income and cash flows for the six months ended June 30, 2014 as a result of the completion of the fair value measurement related to the acquisitions by IC Power’s subsidiary Inkia Energy Limited of AIE Nicaragua Holdings, Surpetroil S.A.S. and AEI Jamaica Holdings, which occurred on March 12, 2104, March 28, 2014 and May 30, 2014, respectively.

Summary Data from IC Power’s Consolidated Statement of Cash Flows (Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2015	2014	2015	2014
	(in millions of USD)
Cash flows provided by operating activities	131	177	86	87
Cash flows used in investing activities	(341)	(267)	(244)	(124)
Cash flows provided by (used in) financing activities	63	(90)	132	(242)

Increase (decrease) in cash and cash equivalents	(147)	(180)	(26)	(279)

Cash and cash equivalents at end of the period	436	339	436	339
Investments in property, plant and equipment	(333)	(178)	(205)	(108)
Total depreciation and amortization	58	51	29	28

Summary Data from IC Power’s Consolidated Statement of Financial Position (Unaudited)

	As at
	June 30, 2015	June 30, 2014	December 31, 2014
	(in millions of USD)
Total financial liabilities[1]	2,514	2,035	2,348
Total monetary assets[2]	621	406	791
Total equity attributable to the owners	852	685	815
Total assets	4,063	3,531	3,858

1.	Not including trade payables, other payables and credit balances and financial instruments.
2.	Not including trade receivables, other receivables and debit balances and financial instruments.

Decisions by the PUAE (Israel’s Power Regulator)

In August 2015, Israel’s Public Utilities Authority (the PUAE) published a decision that independent power producers (IPPs) in Israel would be obligated to pay system management service charges, retroactively from June 1, 2013. According to the PUAE decision, the amount of system management service charges that would be payable by OPC from the effective date to June 2015 is approximately NIS 152 million (approximately $40 million), not including interest rate and linkage costs. IC Power is considering the implications of this decision and may contest it.

IC Power’s financial statements as of December 31, 2014 and March 31, 2015 initially authorized for issuance included provisions by OPC for system management service charges and diesel surcharges in the aggregate amount of $70 million as of December 31, 2014 and $79 million as of March 31, 2015. In IC Power’s opinion, due to the PUAE decision, it is more likely than not that OPC will not be charged more than the amount that was indicated in the PUAE decision. Therefore, OPC revised the provisions, such that the revised balance of the provision as of December 31, 2014 and March 31, 2015 was $27 million and $31 million, respectively. Because IC Power reapproved its financial statements in connection with its filing of a registration statement with the SEC, this revision resulted in adjustments to IC Power’s income statement (a $46 million and $6 million downward adjustment in cost of sales, and all line items below cost of sales, in 2014 and Q1 2015, respectively, which resulted in a corresponding upward adjustment in IC Power’s Adjusted EBITDA during those periods) and in its statement of financial position as of the end of 2014 and Q1 2015; for 2014, the provisions were taken over the full year, but the adjustment was only made in Q4 2014.

In accordance with IFRS, Kenon revised its provisions as of June 30, 2015, such that the revised balance of the provision as of such date in Kenon’s financial statements was $38 million, resulting in a gain of $52 million ($31 million to Kenon’s shareholders after tax effect). Kenon was not required to revise its financial statements as of December 31, 2014 or March 31, 2015, as Kenon’s financial statements for these periods were already approved at the time of the PUAE’s August 2015 decision. Accordingly, income statement figures in IC Power’s financials for 2014 and Q1 and Q2 2015 differ from those attributable to IC Power in Kenon’s financials for those periods.

Appendix C

IC Power’s Non-IFRS Financial Measures

This press release, including the financial tables, presents Adjusted EBITDA, net debt and net financial liabilities, which are financial metrics considered to be “non-IFRS financial measures.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The tables also present the IFRS financial measures, which are most comparable to the non-IFRS financial measures as well as reconciliation between the non-IFRS financial measures and the most comparable IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “Adjusted EBITDA” as for each period for each entity as net income, excluding net income from discontinued operations, net of tax (excluding dividends received from discontinued operations), before depreciation and amortization, finance expenses, net, income tax expense and asset write-off, and excluding share in income from associates, and negative goodwill. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Set forth below is a reconciliation of IC Power’s net income to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	(in USD million)
Net income for the period	43	79	21	16	268
Depreciation and amortization[1]	58	51	29	28	108
Financing expenses, net	53	67	32	45	119
Income tax expense	21	31	8	14	51
Asset write-off	—	—	—	—	35
Share in income of associated companies	—	(2)	—	(1)	(2)
Recognized negative goodwill	—	(51)[2]	—	(27)[2]	(71)[2]
Net income from discontinued operations, net of tax, excluding dividends received from discontinued operations[3]	—	(7)	—	(1)	(113)

Adjusted EBITDA	175	168	90	74	395

1.	Includes depreciation and amortization expenses from cost of sales and general, selling and administrative expenses.
2.	Includes $68 million of income recognized from recognition of negative goodwill and $3 million of income recognized from the measurement of fair value.
3.	Excludes $15 million received from Edegel post-equity method accounting, which is reflected as “other income” in IC Power’s discontinued operations for that period.

Appendix D

Summary Financial Information of IC Power’s Subsidiaries and Associated Company

(Unaudited)

	Six Months Ended June 30, 2015
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA[1]	Outstanding debt[2]	Net debt[3]
	(in millions of USD, unless otherwise stated)
	Operating Companies
Peru segment
Kallpa	75	225	139	78	438	409
Assets in advance stages of construction
CdA	75	—	—	—	546	453
Samay I	75	—	—	—	244	221
Israel segment
OPC	80	157	112	43	422	210
Central America segment
ICPNH[4]	61-65	57	37	18	104	88
Puerto Quetzal[5]	100	60	54	5	22	16
Nejapa[6]	100	53	46	6	—	(27)
Cenergica	100	5	3	1	—	(1)
Assets in advance stages of construction
Kanan	100	—	—	—	—	(4)
Other segment
COBEE	100	22	8	11	79	54
Central Cardones	87	8	2	6	47	43
Colmito	100	20	17	2	18	16
CEPP	97	20	17	3	25	24
JPPC[7]	100	24	21	2	7	3
Surpetroil[8]	60	4	2	1	3	2
Inkia & Other[9]	100	—	—	—	448	302
IC Power & Other[10]	100	—	—	(1)	111	84

Total		655	458	175	2,514	1,893
Pedregal	21	23	19	2	13	6
Total (Associated company)	—	23	19	2	13	6

1.	“Adjusted EBITDA” for each entity is defined as net income, excluding net income from discontinued operations, net of tax (excluding dividends received from discontinued operations), before depreciation and amortization, finance expenses, net, income tax expense (benefit) and asset write-off, and excluding share in income from associates, measurement to fair value of our-existing share, and negative goodwill.

Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as substitutes for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of profitability since it does not take into consideration certain costs and expenses that result from each business that could have a significant effect on its net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for the six months ended June 30, 2015:

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal
	(in millions of USD)
Income (loss) for the year	24	(1)	(1)	13	8	1
Depreciation and amortization	25	—	—	12	5	2
Finance expenses, net	18	1	1	13	4	1
Income tax expense (benefit)	11	—	—	5	1	1
Adjusted EBITDA	78	—	—	43	18	5

	Nejapa	Cenérgica	COBEE	Central Cardones	Colmito
	(in millions of USD)
Income (loss) for the year	2	1	5	2	1
Depreciation and amortization	3	—	2	2	—
Finance expenses, net	—	—	3	1	1
Income tax expense (benefit)	1	—	1	1	—
Adjusted EBITDA	6	1	11	6	2

	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total	Pedregal
	(in millions of USD)
Income (loss) for the year	2	—	(1)	(11)	(2)	43	—
Depreciation and amortization	1	2	1	3	—	58	2
Finance expenses, net	(1)	—	1	10	—	53	—
Income tax expense	1	—	—	(2)	1	21	—
Adjusted EBITDA	3	2	1	—	(1)	175	2

2.	Includes short-term and long-term debt.
3.	Net debt is defined as total debt attributable to each of our subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	(in millions of USD)
Total debt	438	546	244	422	104	22	—	—	—
Cash	29	93	23	212	16	6	27	1	4
Net Debt	409	453	221	210	88	16	(27)	(1)	(4)

	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	ICP & Others	Total	Pedregal
Total debt	79	47	18	25	7	3	448	111	2,514	13
Cash	25	4	2	1	4	1	146	27	621	7
Net Debt	54	43	16	24	3	2	302	84	1,893	6

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include Puerto Quetzal and Poliwatt Limited (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	Figures include amounts related to Nejapa’s branch and main office.
7.	Figures include JPPC and Private Power Operator Ltd. (an IC Power subsidiary that employs JPPC’s employees and performs administrative-related functions).
8.	Figures include Surpetroil and Surenergy S.A.S ESP (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9.	Outstanding debt includes Inkia for $448 million.
10.	Includes $12 million of outstanding IC Power debt and $99 million of ICPI debt.

Six Months Ended June 30, 2014
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA[1]	Outstanding debt[2]	Net debt[3]
	(in millions of USD, unless otherwise stated)
	Operating Companies
Peru segment
Kallpa	75	225	145	75	482	452
Assets in advance stages of construction
CdA	75	—	—	—	224	135
Samay I	75	—	—	—	—	(22)
Israel segment
OPC	80	202	141	56	481	340
Central America segment
ICPNH[4]	61-65	53	39	13	110	94
Nejapa[5]	71	69	62	6	4	(9)
Cenergica	100	14	12	2	1	—
Assets in advance stages of construction
Kanan	100	—	—	—	—	—
Other segment
COBEE	100	21	9	9	66	48
Central Cardones	87	5	1	3	50	47
Colmito	100	23	22	2	22	19
CEPP	97	40	30	8	32	29
JPPC[6]	100	7	6	—	9	7
Surpetroil[7]	60	2	1	1	5	5
Inkia & Other[8]	100	—	—	(7)	447	410
IC Power & Other[9]	100	—	—	—	102	74

Total	—	661	468	168	2,035	1,629
Pedregal	21	45	33	11	16	1
Total (Associated company)[10]	—	45	33	11	16	1

1.	“Adjusted EBITDA” for each entity is defined as net income, excluding net income from discontinued operations, net of tax (excluding dividends received from discontinued operations), before depreciation and amortization, finance expenses, net, income tax expense (benefit) and asset write-off, and excluding share in income from associates, measurement to fair value of our-existing share, and negative goodwill.

Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as substitutes for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of profitability since it does not take into consideration certain costs and expenses that result from each business that could have a significant effect on its net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

The following table sets forth a reconciliation of net income to Adjusted EBITDA for our subsidiaries for the six months ended June 30, 2014:

	Kallpa	CDA	OPC	ICPNH
	(in millions of USD)
Income (loss) for the year	25	(1)	21	6
Depreciation and amortization	22	—	13	3
Finance expenses, net	16	1	15	3
Income tax expense (benefit)	12	—	7	1
Adjusted EBITDA	75	—	56	13

	Nejapa	Cenérgica	COBEE	Central Cardones	Colmito
	(in millions of USD)
Income (loss) for the year	2	1	4	—	—
Depreciation and amortization	3	—	2	2	1
Finance expenses, net	—	—	2	1	1
Income tax expense (benefit)	1	1	1	—	—
Adjusted EBITDA	6	2	9	3	2

	CEPP	Surpetroil	Inkia & Other	IC Power & Others	Total	Pedregal
	(in millions of USD)
Income (loss) for the year	5	—	36	(20)	79	9
Depreciation and amortization	1	—	4	—	51	4
Finance expenses, net	—	—	13	15	67	1
Income tax expense	2	1	—	5	31	3
Share in income of associated companies	—	—	(2)	—	(2)	—
Recognized negative goodwill	—	—	(51)	—	(51)	—
Net income from discontinued operations, net of tax, excluding dividends received from discontinued operations	—	—	(7)	—	(7)	—
Adjusted EBITDA	8	1	(7)	—	168	17

2.	Includes short-term and long-term debt.
3.	Net debt is defined as total debt attributable to each of our subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa	Cenérgica
	(in millions of USD)
Total debt	482	224	—	481	110	—	4	1
Cash	30	89	22	141	16	—	13	1
Net Debt	452	135	(22)	340	94	—	(9)	—

	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total	Pedregal
	(in millions of USD)
Total debt	66	50	22	32	9	5	447	102	2,035	16
Cash	18	3	3	3	2	—	37	28	406	15
Net Debt	48	47	19	29	7	5	410	74	1,629	1

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include amounts related to Nejapa’s branch and main office.
6.	Figures include JPPC and Private Power Operator Ltd. (an IC Power subsidiary that employs JPPC’s employees and performs administrative-related functions).
7.	Figures include Surpetroil and Surenergy S.A.S ESP (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
8.	Outstanding debt includes Inkia for $447 million.
9.	Includes $102 million of outstanding ICPI debt.
10.	Excludes IC Power’s interest in Edegel, which IC Power sold in September 2014.

	Year Ended December 31, 2014
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA[1]	Outstanding debt		Net debt[2]
	(in millions of USD, unless otherwise stated)
	Operating Companies
Peru segment
Kallpa	75	437	270	154	453		428
Assets in advance stages of construction
CdA	75	—	—	—	444		338
Samay I	75	—	—	—	145		11
Israel segment
OPC[3]	80	413	252	153	419		231
Central America segment
ICPNH[4]	61-65	125	98	22	108		92
Puerto Quetzal[5]	100	33	29	3	32		14
Nejapa[6]	71	132	119	11	—		(23)
Cenergica	100	18	14	4	—		(4)
Assets in advance stages of construction
Kanan	100	—	—	—	—		(4)
Other segment
COBEE	100	41	18	19	85		43
Central Cardones	87	11	2	7	48		44
Colmito	100	38	36	2	20		19
CEPP	97	73	56	16	30		22
JPPC[7]	100	41	39	1	8		4
Surpetroil[8]	60	9	3	5	3		2
Inkia & Other	100	1	—	1	447	[9]	262
IC Power & Other[10]	100	—	—	(3)	106	[11]	78

Total	—	1,372	936	395	2,348		1,557
Pedregal	21	80	62	17	15		3
Total (Associated Company) [12]	—	80	62	17	15		3

1.	“Adjusted EBITDA” for each entity is defined as net income, excluding net income from discontinued operations, net of tax (excluding dividends received from discontinued operations), before depreciation and amortization, finance expenses, net, income tax expense (benefit) and asset write-off, and excluding share in income from associates, measurement to fair value of our existing share, and negative goodwill.

Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of profitability since it does not take into consideration certain costs and expenses that result from each business that could have a significant effect on its net income, such as financing expenses, taxes, depreciation, capital expenses and other related charges.

The following tables set forth a reconciliation of net income from continuing operations to Adjusted EBITDA for our subsidiaries for the year ended December 31, 2014:

	Kallpa	CDA		Samay I	OPC	ICPNH	Puerto Quetzal
	(in millions of USD)
Net income(i)	50	7	(ii)	—	71	6	(1)
Depreciation and amortization	46	—		—	25	8	1
Finance expenses, net	35	—		—	31	7	1
Income tax expense (benefit)	23	(7)		—	26	1	2
Adjusted EBITDA	154	0		—	153	22	3

(i)	Reflects net income after elimination and consolidation of adjustments.
(ii)	Non-operating income relating to swaps.

	Nejapa	Cenérgica	COBEE	Central Cardones	Colmito
	(in millions of USD)
Net income(i)	4	2	9	(1)	—
Depreciation and amortization	5	1	4	4	1
Finance expenses, net	—	—	4	2	1
Income tax expense (benefit)	2	1	2	2	—
Adjusted EBITDA	11	4	19	7	2

(i)	Reflects net income after elimination and consolidation of adjustments.

	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total	Pedregal
	(in millions of USD)
Net income(i)	9	(2)	2	131	(19)	268	7
Net income from discontinued operations, net of tax, excluding dividends received from discontinued operations(ii)	—	—	—	(131)	—	(113)	—
Depreciation and amortization	3	3	1	6	—	108	2
Finance expenses, net	1	1	1	23	12	119	—
Income tax expense	3	(1)	1	(8)	4	51	2
Asset write-off	—	—	—	35	—	35	—
Share in income from associates	—	—	—	(2)	—	(2)	—
Measurement to fair value of pre-existing share	—	—	—	(3)	—	(3)	—
Negative Goodwill	—	—	—	(68)	—	(68)	—
Adjusted EBITDA	16	1	5	1	(3)	395	11

(i)	Reflects net income after elimination and consolidation of adjustments.
(ii)	Excludes $15 million received from Edegel post-equity method accounting, which is reflected as “other income” in our discontinued operations for the period.

2.	Net debt is defined as total debt attributable to each of our subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for our subsidiaries.

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	(in millions of USD)
Total debt	453	444	145	419	108	32	—	—	—
Cash	25	106	134	188	16	18	23	4	4
Net Debt	428	338	11	231	92	14	(23)	(4)	(4)

	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	ICP & Others	Total	Pedregal
	(in millions of USD)
Total debt	85	48	20	30	8	3	447	106	2,348	15
Cash	42	4	1	8	4	1	185	28	791	2
Net Debt	43	44	19	22	4	2	262	78	1,557	3

3.	Reflects tariffs in 2014, which are higher than the applicable tariffs in 2015.
4.	Reflects 100% of ICPNH’s financial results from the date of consolidation (March 2014). Through ICPNH, we indirectly hold 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Reflects 100% of Puerto Quetzal’s financial results from the date of consolidation (September 2014). Figures include Puerto Quetzal and Poliwatt Limited (one of our subsidiaries that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	In January 2015, we acquired Crystal Power’s 29% stake in Nejapa in connection with the settlement of our shareholder dispute with Crystal Power. Figures include amounts related to Nejapa’s branch and main office.
7.	Reflects 100% of JPPC’s financial results from the date of consolidation (May 2014). Reflects 16% of JPPC’s financial results prior to May 2014. Figures include JPPC and Private Power Operator Ltd (one of our subsidiaries that employs JPPC’s employees and performs administrative-related functions).
8.	Reflects 100% of Surpetroil’s financial results from the date of consolidation (March 2014). Figures include Surpetroil and Surenergy S.A.S ESP (one of our subsidiaries that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9.	Reflects Inkia’s outstanding debt.
10.	Includes the results of Acter Holdings, which primarily consists of our proportionate share of Generandes’ results of operations, which are reflected in our income statement as discontinued operations.
11.	Includes $12 million of outstanding ICP debt and $93 million of ICPI debt.
12.	Excludes IC Power’s interest in Edegel, which IC Power sold in September 2014.

Appendix E

IC Power’s Segment Information (Unaudited)

	Peru	Israel	Central America	All other Segments	Adjustments	Total
	(in millions of USD)
For the six months ended June 30, 2015
Continuing Operations
Sales	225	157	175	98	—	655
Cost of Sales	(139)	(112)	(140)	(67)	—	(458)
Depreciation and amortization	(25)	(12)	(10)	(12)	5	(54)

Gross profit	61	33	25	19	5	143
General, selling and administrative expenses	(8)	(3)	(6)	(14)	—	(31)
Other income, net	—	1	—	4	—	5

Operating income	53	31	19	9	5	117
Financing expenses, net	(20)	(13)	(5)	(15)	—	(53)
Share in losses (income) of associated companies	—	—	—	—	—	—

Income before taxes from continuing operations	33	18	14	(6)	5	64
Taxes on income	(11)	(5)	(3)	(1)	(1)	(21)

Net income from continuing operations	22	13	11	(7)	4	43

	Peru	Israel	Central America	All other Segments	Adjustments	Total
	(in millions of USD)
For the six months ended June 30, 2014
Continuing Operations
Sales	225	202	136	98	—	661
Cost of Sales	(145)	(141)	(113)	(69)	—	(468)
Depreciation and amortization	(21)	(13)	(8)	(11)	5	(48)

Gross profit	59	48	15	18	5	145
General, selling and administrative expenses	(9)	(4)	(3)	(14)	—	(30)
Gain on bargain purchase	—	—	—	48	—	48
Measurement to fair value of pre-existing share	—	—	—	3	—	3
Other income, net	3	—	—	(1)	—	2

Operating income	53	44	12	54	5	168
Financing expenses, net	(17)	(15)	(3)	(32)	—	(67)
Share in losses (income) of associated companies	—	—	—	2	—	2

Income before taxes from continuing operations	36	29	9	24	5	103
Taxes on income	(12)	(8)	(2)	(8)	(1)	(31)

Net income from continuing operations	24	21	7	16	4	72

	Peru	Israel	Central America	All other Segments	Adjustments	Total
	(in millions of USD)
2014
Continuing Operations
Sales	437	413	308	214	—	1,372
Cost of Sales	(270)	(252)	(260)	(154)	—	(936)
Depreciation and amortization	(45)	(25)	(18)	(22)	9	(101)

Gross profit	122	136	30	38	9	335
General, selling and administrative expenses	(17)	(8)	(9)	(34)	—	(68)
Asset write-off	—	—	—	(35)	—	(35)
Gain on bargain purchase	—	—	—	68	—	68
Measurement to fair value of pre-existing share	—	—	—	3	—	3
Other income, net	3	(1)	—	3	—	5

Operating income	108	127	21	43	9	308
Financing expenses, net	(34)	(30)	(8)	(46)	(1)	(119)
Share in losses (income) of associated companies	—	—	—	2	—	2

Income before taxes from continuing operations	74	97	13	(1)	8	191
Taxes on income	(17)	(26)	(4)	(3)	(1)	(51)

Net income from continuing operations	57	71	9	(4)	7	140

Appendix F

Qoros’ Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (Unaudited)

	For the six months ended		For the Three Months ended
	30 June 2015	30 June 2014	30 June 2015	30 June 2014
	(In thousands of RMB)
Revenue	661,188	334,504	367,695	209,230
Cost of sales	(685,630)	(300,331)	(366,315)	(186,774)

Gross (loss)/profit	(24,442)	34,173	1,380	22,456

Other income	8,858	29,843	3,327	26,989
Research and development expenses	(150,651)	(162,385)	(71,689)	(118,774)
Selling and distribution expenses	(249,950)	(383,500)	(149,767)	(208,539)
Administrative expenses	(285,557)	(286,042)	(147,281)	(167,690)
Other expenses	(41,250)	(22,412)	(19,480)	(12,498)

Results from operating activities	(742,992)	(790,323)	(383,510)	(458,056)

Finance income	7,287	12,504	2,849	6,705
Finance costs	(182,541)	(66,778)	(95,478)	(35,373)

Net finance cost	(175,254)	(54,274)	(92,629)	(28,668)

Share of loss of equity-accounted investee, net of nil tax	(59)	—	(46)	—
Loss before income tax	(918,305)	(844,597)	(476,185)	(486,724)
Income tax expenses	(276)	(150)	(128)	(99)

Loss for the period	(918,581)	(844,747)	(476,313)	(486,823)

Qoros’ Condensed Consolidated Statement of Financial Position (Unaudited)

	30 June 2015	31 December 2014
	(In thousands of RMB)
Assets
Property, plant and equipment	4,109,121	4,039,948
Intangible assets	4,809,070	4,638,364
Prepayments for purchase of equipment	98,044	117,922
Lease prepayments	205,922	208,128
Trade and other receivables	92,540	96,533
Equity-accounted investees	1,797	2,025

Non-current assets	9,316,494	9,102,920

Inventories	248,269	197,522
Available-for-sale financial assets	175,000	—
Trade and other receivables	891,769	729,906
Prepayments	58,360	154,655
Pledged deposits	234,751	290,840
Cash and cash equivalents	565,302	752,088

Current assets	2,173,451	2,125,011

Total assets	11,489,945	11,227,931

Qoros’ Condensed Consolidated Statement of Financial Position (Continued) (Unaudited)

	30 June 2015	31 December 2014
	(In thousands of RMB)
Equity
Paid-in capital	6,531,840	6,531,840
Reserves	(205)	(26)
Accumulated losses	(6,579,122)	(5,660,541)

Total equity	(47,487)	871,273

Liabilities
Loans and borrowings	4,759,114	3,928,224
Finance lease liabilities	—	479
Deferred income	174,689	179,982
Provision	19,591	12,971

Non-current liabilities	4,953,394	4,121,656

Loans and borrowings	3,982,299	3,374,660
Trade and other payables	2,575,382	2,833,459
Finance lease liabilities	1,261	1,541
Deferred income	25,096	25,342

Current liabilities	6,584,038	6,235,002

Total liabilities	11,537,432	10,356,658

Total equity and liabilities	11,489,945	11,227,931